Exhibit 99.2

JIUZI HOLDINGS, INC
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province, People’s Republic of China

NOTICE OF 2024 EXTRAORDINARY GENERAL MEETING

To Be Held at 10:00 a.m. on February 15, 2024 EST

(Record Date – January 3, 2024)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Tao Li as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of Jiuzi Holdings, Inc. (“we,” “us,” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the 2024 Extraordinary General Meeting of the Company on Thursday, February 15, 2024, at 10:00 a.m., EST, at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” OF PROPOSALS NO. 1 TO NO. 3 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: The authorized share capital of the Company is US$150,000 divided into 1,000,000,000 Shares of a par value of US$0.00015 each. To approve by an ordinary resolution, the increase of the authorised share capital of the Company by the sum of US$9,600,000 by the creation of 64,000,000,000 shares of par value of US$0.00015 each, such that the total authorised share capital of the Company is US$9,750,000 divided into 65,000,000,000 Shares of par value US$0.00015 each (the “Share Capital Increase”).

For	Against	Abstain
O	O	O

PROPOSAL 2: To approve by an ordinary resolution, immediately following the Share Capital Increase, a share consolidation or reverse stock split, of the Company’s ordinary shares at a ratio of one-for-thirteen such that each thirteen ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorised share capital will be US$9,750,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00195 each.

For	Against	Abstain
O	O	O

PROPOSAL 3: Subject to shareholders’ approval of the Share Capital Increase and the Share Consolidation, to approve and adopt as a special resolution the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”), annexed hereto as Annex A, to reflect the increase of authorised share capital and number of authorized shares, and that the Amended M&AA be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association (the “Current M&AA”).

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting   ☐ YES          ☐ NO

Signature of Shareholder:

Date:

Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: